SCHEDULE 13D

                                 (Rule 13d-101)

    Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
                and Amendment Thereto Filed Pursuant to 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934


                        Genco Shipping & Trading Limited
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   Y2685T 10 7
                                   -----------
                                 (CUSIP Number)


                             Peter C. Georgiopoulos
                      c/o Genco Shipping & Trading Limited
                               35 West 56th Street
                               New York, NY 10019
                                 (212) 763-5600

                                 with a copy to:

                       Kramer Levin Naftalis & Frankel LLP
                           1177 Avenue of the Americas
                               New York, NY 10036
                             Attn: Thomas E. Molner
                                 (212) 715-9100

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                October 31, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No. Y2685T 10 7
---------------------

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

        Peter C. Georgiopoulos
______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |_|
                                                             (b)  |_|
______________________________________________________________________________
3)    SEC USE ONLY

______________________________________________________________________________
4)    SOURCE OF FUNDS                OO (see Instructions)
______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
______________________________________________________________________________
                       7)  SOLE VOTING POWER
NUMBER OF                  1,200
SHARES            ____________________________________________________________
BENEFICIALLY           8)  SHARED VOTING POWER
OWNED BY                   13,501,200
EACH              ____________________________________________________________
REPORTING              9)  SOLE DISPOSITIVE POWER
PERSON                     1,200
WITH              ____________________________________________________________
                      10)  SHARED DISPOSITIVE POWER
                           13,501,200
______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    13,501,200
______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    53.2%
______________________________________________________________________________
14)   TYPE OF REPORTING PERSON     IN (see Instructions)
______________________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

      This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 35 West 56th Street, New York, New York 10019.

ITEM 2.  IDENTITY AND BACKGROUND.

      (a) Peter C. Georgiopoulos (the "Reporting Person").

      (b) The business address of the Reporting Person is c/o Genco Shipping & Trading Limited, 35 West 56th Street, New York, New York 10019.

      (c) The Reporting Person is the Chairman of the Board and a Director of the Issuer.

      (d) The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This Schedule is being filed to reflect the acquisition by Peter C. Georgiopoulos of beneficial ownership of 1,200 restricted shares of Common Stock (the "Restricted Stock"). The Issuer granted the Restricted Stock to Peter C. Georgiopoulos as incentive compensation pursuant to the Issuer's 2005 Equity Incentive Plan (the "Plan"). No cash consideration was paid in exchange for the issuance of the Restricted Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

      Peter C. Georgiopoulos serves as Chairman of the Board and a Director of the Issuer. Mr. Georgiopoulos received the Restricted Stock as incentive compensation pursuant to the Plan. The Issuer adopted the Plan to provide certain key persons, on whose initiative and efforts the successful conduct of the business of the Issuer depends, with incentives to: (a) enter into and remain in the service of the Issuer, (b) acquire a proprietary interest in the success of the Issuer, (c) maximize their performance and (d) enhance the long-term performance of the Issuer. The Restricted Stock will vest in full on the earliest of (i) the first anniversary of the grant date, (ii) the date of the next annual shareholders meeting of the Issuer, and (iii) the first anniversary of the Issuer's initial public offering.

      As a director of the Issuer, Mr. Georgiopoulos may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs

(a) through (j) of Item 4 of Schedule 13D. Mr. Georgiopoulos reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by Mr. Georgiopoulos to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person may be deemed to beneficially own an aggregate of 13,501,200 shares of Common Stock, representing approximately 53.2% of the shares of Common Stock outstanding as at the date hereof.

      13,500,000 shares of Common Stock are owned by Fleet Acquisition LLC, a Marshall Islands limited liability company. These securities may be deemed beneficially owned by Mr. Georgiopoulos by virtue of his membership interest in Fleet Acquisition LLC and his status as a representative on the Management Committee thereof. Mr. Georgiopoulos disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed to be an admission that Mr. Georgiopoulos has beneficial ownership of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purposes.

      (b) The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Restricted Stock reported on this Schedule and shared power to vote or to direct the vote of and to dispose of or direct the disposition of all other shares reported on this Schedule.

      (c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            None.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   November 10, 2005



                                       PETER C. GEORGIOPOULOS


                                       /s/ PETER C. GEORGIOPOULOS
                                      --------------------------------